

AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

16 April 2003



File No 82 4482
Rule 12 (g) 3-2 (b)

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

Attention : Mr Elliot Staffin

Dear Sir

CAUTIONARY ANNOUNCEMENT : 11 APRIL 2003
UPDATE ON SALE OF ETC : 14 APRIL 2003

Enclosed are copies of the above announcements which were published by the Johannesburg Stock Exchange New Services (SENS) on the dates shown.

Yours sincerely
For and on behalf of
Avgold Limited

R de Villiers
For Company Secretary

RDV/re
C:\Documents and Settings\rosael\My Documents\AVGOLD\Letters\Letter - Securieties and Exchange Commission - Cautionary announcement 11 April 2003 - .doc

Avgold - Update On Sale Of Etc

Release Date: 14/04/2003 14:41:02 **Code(s):** AVG

Avgold - Update on sale of ETC
Avgold Limited
Registration number 1990/007025/06
(Incorporated in the Republic of South Africa)
(Share code: AVG)
(ISIN code: ZAE000012175)
("Avgold")
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA OR JAPAN.

AVGOLD - UPDATE ON SALE OF ETC

Avgold announced on 17 February 2003, that it had entered into a Sale of Business Agreement (the "sale agreement") whereby Metorex Limited ("Metorex") and a subsidiary of Metorex, Barberton Mines Limited ("Barberton Mines"), would acquire Avgold"s ETC assets for R300 million in cash, subject to certain conditions precedent (the "sale").

Each of the conditions precedent, other than the approval by a majority of Metorex"s shareholders, has now been met. In advance of calling its shareholder meeting, Metorex has initiated discussions with Avgold directed at revising the terms of the sale agreement. Avgold does not expect any revision in the terms of the sale to be material to Avgold or to affect the timing of the sale,scheduled to be completed before 30 June 2003.

Barberton Mines will be owned approximately: 54% by Metorex, a diversified mining company; 26% by Millennium Consolidated Investments Limited, an empowerment company of historically disadvantaged South Africans; and 20% by Crew Development Corporation, Metorex"s largest shareholder. The sale may meet some of the empowerment requirements set by the New Minerals Act, though there can be no assurance of how the sale will be treated under that legislation.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are in the United Kingdom and either have professional experience in matters relating to investments or are high net worth companies,unincorporated associations etc for the purposes of Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA.

This announcement is not for publication or distribution or release in the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the UnitedStates.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada or Japan.

Johannesburg: Dated 14 April 2003

Enquiries:
Avgold
Julian Gwillim +27 11 634 0092
[illegible] +27 11 634 0333

41 (a)


---- Other Options ----

Avgold - Cautionary Announcement

Release Date: 11/04/2003 08:01:01 Code(s): AVG

Avgold - Cautionary Announcement
Avgold Limited
Registration number 1990/007025/06
(Incorporated in the Republic of South Africa)
(Share code: AVG)
(ISIN code: ZAE000012175)
("Avgold")
Cautionary Announcement
Avgold shareholders are advised to refer to the Anglovaal Mining Limited announcement.
Johannesburg
11 April 2003
Issued by:
Sponsor to Avgold
Deutsche Securities (SA) (Proprietary) Limited

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